SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Penn Virginia Resource Partners, L.P.

(Name of issuer)

Common Units, representing limited partner interests, no par value

(Title of class of securities)

707884 10 2

(CUSIP number)

William H. Shea, Jr.

PVG GP, LLC

Five Radnor Corporate Center

Suite 500

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 975-8200

(Name, address and telephone number of person authorized to receive notices and communications)

September 21, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 2 of 10

The percentage ownerships reflected in this Schedule 13D are as of September 21, 2010.

1	Name of reporting person I.R.S. Identification no. of above person (entities only) PENN VIRGINIA GP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF/PF/OO (Contribution from affiliate)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,639,311
	8	Shared voting power 0
	9	Sole dispositive power 19,639,311
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 19,639,311
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 37.6%
14	Type of reporting person PN

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 3 of 10

1	Name of reporting person I.R.S. Identification no. of above person (entities only) PVG GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,639,311
	8	Shared voting power 0
	9	Sole dispositive power 19,639,311
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 19,639,311
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 37.6%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 4 of 10

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 15, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on December 13, 2006, Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2006, Amendment No. 5 to Schedule 13D filed with the Commission on May 31, 2007 and Amendment No. 6 to Schedule 13D filed with the Commission on June 8, 2010 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 19,639,311, which constitutes approximately 37.6% of the total number of Common Units outstanding.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i) Penn Virginia GP Holdings, L.P., a Delaware limited partnership (“PVG”); and

(ii) PVG GP, LLC, a Delaware limited liability company (“PVG GP”).

PVG and PVG GP are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of PVG and PVG GP is as follows:

Five Radnor Corporate Center

Suite 500

100 Matsonford Road

Radnor, Pennsylvania 19087

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 5 of 10

(c) (i) PVG is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein, all of the outstanding membership interest in PVG GP and all of the outstanding membership interest in Penn Virginia Resource GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

(ii) PVG GP’s sole business activity is serving as the general partner of PVG.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by amending and restating paragraphs (a)-(b), (d), (e) and (f) thereof as follows:

(a)-(b) (i) Pursuant to a long term incentive plan adopted by the General Partner, the General Partner may grant restricted units, deferred common units, phantom units or options to employees and directors of the General Partner and its affiliates and may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer or from other Reporting Persons, or otherwise.

(ii) On September 21, 2010, PVG, PVG GP, the General Partner, the Issuer, and PVR Radnor, LLC (“Merger Sub”), a wholly owned subsidiary of the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which PVG and PVG GP will be merged into Merger Sub, with Merger Sub as the surviving entity (the “Merger”). In connection with the Merger, the holders of common units representing limited partner interests in PVG (“PVG Units”) will receive consideration of 0.98 Common Units for each PVG Unit representing aggregate consideration of approximately 38.3 million Common Units. Pursuant to the Merger Agreement and the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership (substantially in the form attached as Annex A to the Merger Agreement), the incentive distribution rights in the Issuer held by the General Partner will be extinguished, the 2.0% general partner interest in the Issuer held by the General Partner will be converted into a noneconomic interest and the 19,639,311 Common Units beneficially owned by PVG will be cancelled.

Pursuant to the Merger Agreement, PVG agreed to support the Merger by, among other things, appearing at each meeting or otherwise causing its Common Units to be counted as present for quorum purposes and voting its Common Units in favor of the Merger and against any transaction that, among other things, would materially delay or prevent the consummation of the Merger. The agreement to support automatically terminates if the conflicts committee of the board of directors or the board of directors of PVG GP changes its recommendation to the holders of the PVG Units with respect to the Merger or the conflicts committee of the board of directors or the board of directors of the General Partner changes its recommendation to the holders of the Common Units with respect to the Merger. The information in Item 4 with respect to the Merger Agreement is incorporated by reference herein.

The Merger Agreement requires that, other than with respect to grants of equity or other rights made in the ordinary and usual course pursuant to the long term incentive plan adopted by the General Partner, or grants of up to 25,000 phantom units to be awarded to certain employees of the Issuer, the Issuer shall not (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity, any appreciation rights or any other rights, (B) enter into any agreement with respect to the foregoing or (C) permit any additional equity interests to become subject to new grants of employee unit options, unit appreciation rights or similar equity-based if any such actions would have a material adverse effect with respect to the Issuer. In addition, at the effective time of the Merger, each deferred PVG Unit issued under PVG GP’s long term incentive plan and credited to a plan participant prior to such time will be converted into 0.98 deferred Common Units under the long term incentive plan adopted by the General Partner.

The Merger Agreement is subject to customary closing conditions including, among other things, (i) approval by the affirmative vote of the holders of a majority of the PVG Units outstanding and entitled to

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 6 of 10

vote at a meeting of the holders of the PVG Units, (ii) approval by the affirmative vote of the holders of a majority of the Common Units outstanding and entitled to vote at a meeting of the holders of the Common Units, (iii) receipt of applicable regulatory approvals, (iv) the effectiveness of a registration statement on Form S-4 with respect to the issuance of Common Units in connection with the Merger, (v) receipt of certain tax opinions, (vi) approval for listing Common Units to be issued in connection with the Merger on the New York Stock Exchange and (vii) the execution of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership substantially in the form attached as Annex A to the Merger Agreement.

A copy of the Merger Agreement is incorporated herein by reference as Exhibit J hereto and the description of the Merger Agreement contained in Item 4 is qualified in its entirety by reference to Exhibit J.

(d) Pursuant to the terms of the Merger Agreement, after the Merger, the board of directors of the General Partner is expected to consist of nine members, six of whom are expected to be the existing members of the board and three of whom are expected to be the three existing members of the conflicts committee of the board of directors PVG GP.

(e) Pursuant the Merger Agreement, until the effective time of the Merger, the Issuer is prohibited from making, declaring or paying any distribution on or in respect of any of its equity securities, except for regular quarterly cash distributions in the ordinary course and consistent with past practice in amounts no greater than distributions declared with respect to the second quarter of 2010.

(f) Pursuant to the Merger Agreement the Merger will occur and the holders PVG Units will receive consideration of 0.98 Common Units for each PVG Unit representing aggregate consideration of approximately 38.3 million Common Units. In addition, pursuant to the Merger Agreement and the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership (substantially in the form attached as Annex A to the Merger Agreement), the incentive distribution rights in the Issuer held by the General Partner will be extinguished, the 2.0% general partner interest in the Issuer held by the General Partner will be converted into a noneconomic interest and the 19,639,311 Common Units beneficially owned by PVG will be cancelled.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a) and (b) thereof as follows:

(a)-(b) (i) PVG is the sole record owner of, and has the sole power to vote and dispose of, 19,639,311 Common Units (37.6%).

(ii) PVG GP does not directly own any Common Units. By virtue of being the general partner of PVG, PVG GP may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by PVG, representing 19,639,311 Common Units (37.6%).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

Pursuant to the Merger Agreement, PVG agreed to support the Merger by, among other things, appearing at each meeting or otherwise causing its Common Units to be counted as present for quorum purposes and voting its Common Units in favor of the Merger and against any transaction that, among other things, would materially delay or prevent the consummation of the Merger. The agreement to support automatically terminates if the conflicts committee of the board of directors or the board of directors of PVG GP changes its recommendation to the holders of the PVG Units with respect to the Merger or the conflicts committee of the board of directors or the board of directors of the General Partner changes its recommendation to the holders of the Common Units with respect to the Merger. The information in Item 4 with respect to the Merger Agreement is incorporated by reference herein.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 7 of 10

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A —	Joint Filing Agreement.

Exhibit B —	Third Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated August 5, 2008, filed on August 7, 2008).

Exhibit C —	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated February 19, 2009, filed on February 24, 2009).

Exhibit D —	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated March 31, 2010, filed on March 31, 2010).

Exhibit E —	Contribution, Conveyance and Assumption Agreement dated as of September 14, 2001 among Penn Virginia Resource GP, LLC, Penn Virginia Resource Partners, L.P., Penn Virginia Operating Co., LLC and the other parties named therein (filed as Exhibit 10.3 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on October 4, 2001).

Exhibit F —	Closing Contribution, Conveyance and Assumption Agreement dated as of October 30, 2001 among Penn Virginia Operating Co., LLC, Penn Virginia Corporation, Penn Virginia Resource Partners, L.P., Penn Virginia Resource GP, LLC, Penn Virginia Resource LP Corp., Wise LLC, Loadout LLC, PVR Concord LLC, PVR Lexington LLC, PVR Savannah LLC and Kanawha Rail Corp. (filed as Exhibit 10.7 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on October 4, 2001).

Exhibit G —	Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP, LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to PVG’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit H —	Units Purchase Agreement dated December 4, 2006 between Penn Virginia Resource Partners, L.P. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 4, 2006, filed on December 7, 2006).

Exhibit I —	Contribution Agreement dated June 7, 2010 among Penn Virginia Resource GP Corp., Penn Virginia GP Holdings, L.P. and PVG GP, LLC (filed as Exhibit 10.1 to PVG’s Current Report on Form 8-K dated June 2, 2010, filed on June 7, 2010).

Exhibit J —	Agreement and Plan of Merger dated September 21, 2010 by and among Penn Virginia Resource Partners, L.P., Penn Virginia Resource GP, LLC, Penn Virginia GP Holdings, L.P., PVG GP, LLC, and PVR Radnor, LLC (filed as Exhibit 2.1 to PVG’s Current Report on Form 8-K dated September 21, 2010, filed on September 22, 2010).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Date: September 24, 2010

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC, its general partner

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer

PVG GP, LLC

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 9 of 10

SCHEDULE A

The following individuals are members of the board of directors of PVG GP, LLC: A James Dearlove, Robert J. Hall, William H. Shea, Jr., John C. van Roden, Jr. and Jonathan B. Weller. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o PVG GP, LLC, Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, Pennsylvania 19087.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 10 of 10

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 24, 2010

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC, its general partner

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer

PVG GP, LLC

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	Chief Executive Officer